UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

EMBASSY BANCORP, INC.
(Exact name of registrant as specified in its charter)

PENNSYLVANIA
(State or other jurisdiction of incorporation)

000-1449794	26-3339011
(Commission file number)	(IRS employer ID)

100 Gateway Drive, Suite 100 Bethlehem, Pennsylvania	18017
(Address of principal executive office	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities registration statement to which this form relates:	N/A	(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

common stock, $1.00 par value
(Title of Class)

Item 1.  Description of Registrant’s Securities to be Registered.

General.

The Registrant is authorized to issue 10,000,000 shares of common stock, par value $1.00 per share.  As of the date hereof, there are 6,890,742 shares of common stock issued and outstanding.

Voting Rights.

The holders of shares of common stock, as the only class of capital stock authorized under the Registrant’s Articles of Incorporation, possess exclusive voting rights with respect to matters to be voted upon by the Registrant’s shareholders.  Such shareholders have the right to elect the Registrant’s Board of Directors and to act on such other matters as are required to be presented to them.  Each holder of common stock is entitled to one vote per share.  The holders of common stock have the right to vote their shares cumulatively in the election of directors only.  See “Cumulative Voting Rights” below.

Cumulative Voting Rights.

The Registrant’s Bylaws provide for cumulative voting in the election of directors only.  This means that a shareholder may multiply the number of shares held by the number of directors to be elected and cast the total number of votes so obtained for any one candidate or to divide such votes among the candidates in any manner the shareholder desires.

Dividend Rights.

The Registrant’s Board of Directors has the authority to declare dividends on the common stock, subject to statutory and regulatory requirements.  For example, Pennsylvania law permits the payment of dividends if, after giving effect to the dividend, the Registrant is able to pay its debts as they come due in the usual course of business and its assets exceed its liabilities.  Because the Registrant is a one bank holding company, bank dividend restrictions apply indirectly to the holding company as cash available for dividend distributions will initially come from dividends paid to the holding company by its principal operating subsidiary, Embassy Bank for the Lehigh Valley.

Federal Reserve Board policy states that a bank holding company should pay cash dividends only out of income over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition.  Additionally, the Federal Reserve has indicated that a “small bank holding company” such as the Registrant is not expected to pay corporate dividends until such time as its  debt to equity ratio is 1:1 or less and its bank subsidiaries are otherwise well-managed, well-capitalized, and not under any supervisory order.

No assurances can be given that any dividends will in fact be paid on the common stock, or that, if dividends are paid, they will not be reduced or discounted in the future.

Conversion, Redemption, Preemption Rights and Repurchase Provisions.

The common stock has no preemptive, subscription or conversion rights, and no redemption or repurchase provisions.  The shares are non-assessable and require no sinking fund.  Common stock repurchases, however, are subject to Federal Reserve Board regulations, which generally require no more than ten percent of the outstanding shares of Registrant common stock be repurchased in any 12-month period, unless the Registrant is deemed “well-managed” and “well-capitalized” under applicable regulations.

Liquidation Rights.

In the event of a liquidation, dissolution or winding up of the Registrant, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities.

Anti-takeover Effect of Certain Provisions in the Articles and Bylaws.

The following description of certain provisions of the Articles of Incorporation and Bylaws of the Registrant, which may be considered to be anti-takeover in effect, is necessarily general and reference should be made in each instance to such Articles of Incorporation and Bylaws filed herewith.

Authorized Capital; No Preemptive Rights.

The authorization of 10,000,000 shares of common stock and the elimination of preemptive rights as to such stock were each authorized for the purpose of providing the Board of Directors some flexibility to issue additional shares for proper corporate purposes, including financing, acquisitions, stock dividends, stock splits and employee incentive plans.  However, these additional shares may also be used by the Board of Directors to deter future attempts to gain control over the Registrant.

Supermajority Vote for Approval of Extraordinary Transactions.

Another anti-takeover provision is the requirement in the Articles of Incorporation that the affirmative vote of at least a majority of the directors of the Registrant and the holders of at least seventy percent (70%) of the outstanding shares entitled to vote must approve any merger, consolidation, dissolution or liquidation of the holding company or the sale of all or substantially all of its assets.  This provision was intended to ensure that any extraordinary corporate transaction could happen only if it receives a clear mandate from the shareholders.  However, this provision may give the holders of a minority of the Registrant’s outstanding shares a veto power over such mergers and consolidations.  In contrast, unless otherwise specified in the Articles of Incorporation, such as here, under the Pennsylvania Business Corporation Law of 1988, as amended, only a majority of the shares voting is necessary to approve such transactions.

Classified Board.

The Bylaws of the Registrant provide for a classified board of directors.  A classified board has the effect of moderating the pace of any change in control of the Board of Directors by extending the time required to elect a majority of the directors to at least two successive annual meetings.  However, this extension of time also may tend to discourage a tender offer or takeover bid.

At each annual meeting, shareholders will elect successors to the class of directors whose term is then expiring to hold office for a term of three years.  Under the Registrant’s Bylaws, the Board of Directors may fill vacancies that occur during the year until the full term has expired.  Between annual meetings of shareholders, the Board of Directors may increase the number of directors by not more than 4 members and fill the resulting vacancy.

The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposal that a majority of the shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of the Registrant’s common stock at that time.  In addition, these provisions may have the effect of assisting the Registrant’s management in retaining its position and placing it in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of the Registrant’s business.

Resales of Common Stock.

The common stock has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and instead was issued in reliance on the exemption contained in Section 3(a)(12) thereof for securities issued in connection with certain acquisitions by a bank holding company.  Under Section 3(a)(12) and the related provisions of the Securities Act, (i) shares of the common stock will be freely transferable under the Securities Act by those shareholders of the Registrant not deemed to be “affiliates” of the Registrant; and (ii) shares of the common stock acquired by persons who are “affiliates” of the Registrant will be subject to resale restrictions contained in paragraphs (c), (e), (f) and (g) of Rule 144 under the Securities Act.  Affiliates are generally defined as persons who control, are controlled by, or are under common control with the Registrant (generally, executive officers, directors and greater than 10% shareholders of the Registrant).

Under paragraph (e) of Rule 144, each affiliate of the Registrant, together with any other person whose sales are required to be aggregated with those of the affiliate under Rule 144, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the common stock; or (ii) the average weekly trading volume in such shares during the preceding four calendar weeks.  Pursuant to paragraph (f) of Rule 144, the shares are required to be sold in “brokers’ transactions,” as defined in paragraph (g) of Rule 144, or in transactions directly with a “market maker,” as defined in Section 3(a)(38) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or in a specified “riskless principal transaction,” as defined by the accompanying Note to paragraph (f) of Rule 144, as well as comply with certain other manner of sale requirements set forth in paragraph (f) of Rule 144.  Pursuant to paragraph (c) of Rule 144, the ability of affiliates to resell shares of the common stock under Rule 144 will be subject to the Registrant having satisfied its Exchange Act reporting requirements for specified periods of time prior to the time of sale.  Affiliates also would be permitted to resell the common stock pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements.

Item 2.  Exhibits.

Exhibit 1.	Articles of Incorporation of Embassy Bancorp, Inc.

Exhibit 2.	Bylaws of Embassy Bancorp, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned thereunto duly authorized.

Embassy Bancorp, Inc.

Date: November 14, 2008	/s/ Judith A. Hunsicker
Judith A. Hunsicker, CFO

EXHIBIT INDEX

Exhibit Number	Description

1	Articles of Incorporation of Embassy Bancorp, Inc.

2	Bylaws of Embassy Bancorp, Inc.